NEWS



[FOUR SEASONS HOTELS INC. LOGO]



AUGUST 10, 2004                CONTACTS:         DOUGLAS L. LUDWIG
                                                 CHIEF FINANCIAL OFFICER AND
                                                 EXECUTIVE VICE PRESIDENT
                                                 (416) 441-4320

                                                 BARBARA HENDERSON
                                                 VICE PRESIDENT
                                                 TAXATION AND INVESTOR RELATIONS
                                                 (416) 441-4329


                            FOUR SEASONS HOTELS INC.
                       REPORTS SECOND QUARTER 2004 RESULTS

TORONTO, CANADA --- FOUR SEASONS HOTELS INC. (TSX SYMBOL "FSH"; NYSE SYMBOL "FS") today reported its results for the second quarter ended June 30, 2004.

2004 SECOND QUARTER OVERVIEW

FINANCIAL RESULTS:

As described in greater detail in the accompanying Management's Discussion and Analysis for the three months ended June 30, 2004:

     o Net earnings were $17.3 million ($0.49 basic earnings per share and $0.46 diluted earnings per share), as compared to a net loss of $1.4 million ($0.04 basic and diluted loss per share) for the second quarter of 2003.

     o Adjusted(1) net earnings increased 118% to $19.2 million ($0.54 basic adjusted earnings per share and $0.51 diluted adjusted earnings per share), as compared to adjusted net earnings of $8.8 million ($0.25 basic and diluted adjusted earnings per share) for the second quarter of 2003.

     o Earnings before other operating items increased 89% to $28.3 million, as compared to $15.0 million for the second quarter of 2003.

     o RevPAR(2) of worldwide Core Hotels(3) increased 22.7%, on a US dollar basis.

     o Gross operating margins(4) at worldwide Core Hotels increased 3.8 percentage points to 31.2%, as compared to the second quarter of 2003.

     o Management fee revenues (excluding reimbursed costs(5)) increased 41.6% to $41.5 million, as compared to the second quarter of 2003.

     o Incentive fees increased 72.7%, as compared to the second quarter of 2003.

     o Management operations profit margin(6) (excluding reimbursed costs) increased 2.7 percentage points to 72.4%, as compared to the second quarter of 2003.

     o Ownership results improved $3.7 million, as compared to the second quarter of 2003.

OTHER:

     o In July 2004, we sold our 8% interest in Four Seasons Hotel Amman and our 100% interest in Four Seasons Resort Whistler for combined proceeds of approximately $47 million.

     o We have determined that, in the absence of unusual circumstances, we will redeem all of the convertible notes due September 2029 that are outstanding on September 23, 2004 for cash.

     o Four Seasons Hotel Gresham Palace Budapest and Four Seasons Resort Whistler opened during the quarter and, as expected, we have been given notice of termination by the landlord under the lease at Four Seasons Hotel Berlin. Upon the transfer of the lease to a new lessee, the number of hotels under leasehold by Four Seasons will be reduced to two.

"Our second quarter financial results reflect the continued recovery in business and leisure travel demand. This recovery, together with the contribution of ten new Four Seasons managed properties over the past 24 months, translated into a 47% increase in our management earnings in the second quarter, as compared to the same period in the previous year," said Isadore Sharp, Chairman and Chief Executive Officer. "We expect the contribution in management earnings from new Four Seasons managed properties to continue to increase. This year, we have opened four new Four Seasons properties, bringing the total number of Four Seasons properties under management to 63, and we expect to open another eleven projects over the next 18 months."

"We are pleased that we are at the point in the recovery cycle where we are starting to see improving profitability at the hotels and resorts, resulting in an increase in our incentive fees of over 72% in the quarter, as compared to the second quarter last year," commented Douglas L. Ludwig, Chief Financial Officer and Executive Vice President. "We are continuing to focus our efforts on providing our exceptional service and on pricing improvements, which should lead to further profit margin expansion at the properties under our management and improved returns to our property owners and to our incentive fee participation."

                             SECOND QUARTER OF 2004
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004 IS PROVIDED AS OF AUGUST 9, 2004. IT SHOULD BE READ IN CONJUNCTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD AND THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2003 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD. EXCEPT AS DISCLOSED IN THIS MD&A OR THE MD&A FOR THE THREE MONTHS ENDED MARCH 31, 2004, THERE HAS BEEN NO MATERIAL CHANGE IN THE INFORMATION DISCLOSED IN THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2003. A SUMMARY OF CONSOLIDATED REVENUES, MANAGEMENT EARNINGS, OWNERSHIP AND CORPORATE OPERATIONS EARNINGS AND NET EARNINGS FOR THE PAST EIGHT QUARTERS CAN BE FOUND IN NOTE 7.


OPERATING ENVIRONMENT

SEASONALITY

Four Seasons hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March compared to the remainder of the year. Typically, the first quarter is the weakest quarter, and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to the other quarters. As a result, ownership operations usually incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to our resorts in the period.

HOTEL OPERATING RESULTS


-----------------------------------------------------------------------------------------------------------------------
                                       Three months ended June 30, 2004           Six months ended June 30, 2004
                                          increase over (decrease from)            increase over (decrease from)
                                        three months ended June 30, 2003          six months ended June 30, 2003
                                    (percentage change, on US dollar basis)   (percentage change, on US dollar basis)
-----------------------------------------------------------------------------------------------------------------------
                                                     Gross        Gross                       Gross         Gross
                                                   Operating    Operating                   Operating     Operating
                                                    Revenue      Profit                      Revenue       Profit
  REGION                               RevPAR        (GOR)        (GOP)         RevPAR        (GOR)         (GOP)
-----------------------------------------------------------------------------------------------------------------------

  WORLDWIDE CORE HOTELS                 22.7%        19.5%        35.8%         18.4%         17.2%         33.3%
-----------------------------------------------------------------------------------------------------------------------
  US CORE HOTELS                         8.1%         6.6%         4.9%          8.3%          7.6%          8.6%
-----------------------------------------------------------------------------------------------------------------------
  OTHER AMERICAS/CARIBBEAN              30.9%        28.7%        61.4%         25.0%         24.4%         49.3%
  CORE HOTELS
-----------------------------------------------------------------------------------------------------------------------
  EUROPE CORE HOTELS                    30.9%        27.9%        43.4%         29.3%         27.8%         47.8%
-----------------------------------------------------------------------------------------------------------------------
  MIDDLE EAST CORE HOTELS              111.4%       106.6%       376.7%         91.0%        102.8%        372.8%
-----------------------------------------------------------------------------------------------------------------------
  ASIA/PACIFIC CORE HOTELS              96.7%        64.8%       307.8%         44.4%         35.9%         97.1%
-----------------------------------------------------------------------------------------------------------------------

Underlying these operating results:

o Business and leisure travel demand improved in the majority of the markets in which we operate. Group meetings demand continued to lag behind business and leisure travel demand in the quarter, and properties that typically derive the larger portion of their business from group travel (including Aviara and the Ritz-Carlton Chicago) experienced RevPAR declines. Excluding the properties in Aviara and Chicago, RevPAR in the US would have increased 11.4% in the second quarter of 2004, as compared to the same period in 2003 (11.9% for the six months ended June 30, 2004, as compared to the same period in 2003). For the second quarter of 2004, the 11.4% RevPAR improvement is the result of a 3.5 percentage point increase in occupancy and a 6.2% increase in achieved room rates, as compared to the same period in 2003.

o Properties under management in Boston, Los Angeles, San Francisco, New York and Palm Beach performed particularly well on a RevPAR basis relative to the average for their region. These markets benefited from the increase in both business and leisure travel demand.

o In the Other Americas/Caribbean region, the properties under management in Toronto and Vancouver experienced a significant RevPAR increase, reflecting a recovery from the negative impact of Severe Acute Respiratory Syndrome ("SARS") in those markets in 2003. In the second quarter of 2004, occupancy in the region increased to 66.9% (from 51.1% in 2003) and achieved room rates increased 4.8%, as compared to the second quarter of 2003.

o With the exception of Berlin, all of the properties in the European region had solid RevPAR improvements as a result of improved demand in the quarter, as compared to the first half of

     2003 when the war in Iraq had a significant negative impact on travel. Occupancy in the European region (including Berlin) increased to 66.3% for the quarter (from 58.1% in the same period in 2003) and achieved room rates increased 15.4% in the three months ended June 30, 2004, as compared to the three months ended June 30, 2003.

o All of the properties in the Middle East region had significant RevPAR improvements as a result of improved demand and higher rates during the quarter, as compared to the first half of 2003 when the war in Iraq had a significant negative impact on travel. For the second quarter of 2004, occupancy in the region increased to 69.5% from 36.4%, and achieved room rates improved 13.9%, as compared to the second quarter of 2003.

o The significant increase in RevPAR at the properties under management in Asia/Pacific in 2004 reflects a recovery from the negative impact of SARS in the region in 2003. In most of the markets in the region, demand has improved beyond budgeted levels and the levels the region was experiencing prior to the SARS outbreak in 2003. Occupancy increased to 66.7% for the quarter (from 35.5% in the same period in 2003) and achieved room rates increased 10.2% in the second quarter of 2004, as compared to the same period in 2003.

o Growth in revenues other than room revenues increased at a somewhat lower rate than RevPAR, particularly in the Asia/Pacific region. This pattern is consistent with other previous economic recoveries when ancillary revenues typically had a six to nine month lag to RevPAR improvements. Recovery in travel demand in the Asia/Pacific region began in late 2003 and it was the last region to experience improvements.

o The significant increase in gross operating margins was attributable to revenue improvements and cost management efforts at all our properties. Nonetheless, there was continued pressure on profit margins, particularly in the US, due to higher costs related primarily to labour (including health care, benefits and workers' compensation), energy and insurance. The most significant improvements were realized in the Middle East and Asia/Pacific regions and in particular, the properties in Amman, Cairo, Sharm el Sheikh, Bali, Chiang Mai, Maldives, Shanghai and Singapore.


FINANCIAL REVIEW AND ANALYSIS

THREE MONTHS ENDED JUNE 30, 2004 COMPARED TO THREE MONTHS ENDED JUNE 30, 2003

MANAGEMENT OPERATIONS

Management fee revenues (excluding reimbursed costs) increased 41.6%, or $12.2 million, to $41.5 million in the three months ended June 30, 2004, as compared to $29.3 million in the same period last year. This increase was the result of the improvement in revenues under management resulting from RevPAR and other revenue increases at the Core Hotels under management and an increase in fees from recently opened hotels.

Incentive fees increased 72.7% in the three months ended June 30, 2004, as compared to the same period in 2003, with 36 of the hotels and resorts under management accruing incentive fees in 2004, as compared to 26 during the same period last year. The increase in incentive fees was attributable to the improvement in gross operating profits at the properties under management in each of the geographic regions in which we operate.

General and administrative expenses (excluding reimbursed costs) increased to $11.5 million in the second quarter of 2004 from $8.9 million for the same period in 2003. During the quarter, costs related to new development and growth opportunities, including travel costs, increased approximately $1 million. It is expected that a significant portion of these costs, which relate to new management opportunities, will be allocated to the specific projects. In addition, during the quarter, as a result of the improved economic and business environment, we held several regional and company-wide management meetings, some of which had been postponed for the past three years. The cost of these meetings, together with management compensation relating to profit participation that was accrued during the second quarter of 2004 and for which there was not a similar accrual in 2003, accounted for approximately $700,000 of the quarterly increase.

As a result of the items described above, our management earnings before other operating items for the second quarter of 2004 increased 47.1% to $30.1 million, as compared to $20.5 million in the second quarter of 2003. Our management operations profit margin (excluding reimbursed costs) increased to 72.4% in the second quarter of 2004, as compared to 69.7% in the second quarter of 2003.


OWNERSHIP AND CORPORATE OPERATIONS(8)

Operating results from ownership and corporate operations before other operating items improved $3.7 million (68%) to a loss of $1.7 million in the second quarter of 2004, as compared to a loss of $5.4 million in the second quarter of 2003.

RevPAR at The Pierre increased 20.1% primarily as a result of an 11.7 percentage point improvement in occupancy in the second quarter of 2004, as compared to the same period in 2003, reflecting higher travel demand in New York. As a result, the operating results at The Pierre improved $2 million in the second quarter of 2004, as compared to the same period last year.

RevPAR at Four Seasons Hotel Vancouver increased 26% during the second quarter of 2004, as compared to the same period in 2003. As a result, the operating results at that hotel improved $761,000 in the second quarter of 2004, as compared to the same period last year.

Since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments in 2004 have been limited to the cash flow generated by the hotel. This resulted in a decline of $1.2 million in the operating loss from Four Seasons Hotel Berlin in the second quarter of 2004, as compared to the same period last year. We have been given notice of termination of the lease of the hotel by the landlord. Based on the terms of the new lease entered into by the landlord, as disclosed to us by the landlord, we will not exercise our right of first offer in respect of the lease and, as a result, we will likely cease managing the hotel before the end of the year. The termination of the lease will result in the write-off of the net book value of our investment in the hotel of approximately $1 million.

We continue to be in discussions with the landlords of The Pierre and Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our investments in these hotels. There can be no assurance that acceptable alternative arrangements will be agreed upon with respect to any or all of these hotels or what the terms of any such alternative arrangements would be.


STOCK OPTION EXPENSE

Stock option expense for the second quarter of 2004 was $494,000, as compared to $144,000 for the same period in 2003. Stock option expense is allocated between Management Operations ($206,000) and Ownership and Corporate Operations ($288,000).


OTHER EXPENSE

Other expense for the second quarter of 2004 was $3 million, as compared to $12.1 million for the same period in 2003.

Other expense for the second quarter of 2004 was primarily a non-cash, unrealized $3 million foreign exchange loss, compared to a $9.2 million foreign exchange loss for the same period in 2003. These foreign exchange losses arose from the translation to Canadian dollars at current exchange rates at the end of each month of our non-Canadian dollar-denominated net monetary assets that are not included in our designated self-sustaining subsidiaries, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets are the sum of our foreign currency-denominated monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian generally accepted accounting principles (GAAP).

Also included in other expense during the second quarter of 2003 were legal and other enforcement costs of $2.9 million in connection with the disputes with the owners of Four Seasons hotels in Caracas and Seattle. The Seattle dispute was settled in July 2003. Although the dispute with the owner of the Caracas hotel is outstanding, future expenses associated with the Caracas dispute are not expected to be significant. These disputes are more fully described in the MD&A for the year ended December 31, 2003.

NET INTEREST INCOME

During the second quarter of 2004, we had net interest income of $666,000, as compared to $667,000 in the second quarter of 2003. Net interest income is a combination of $3.9 million in interest income and $3.2 million in interest expense in the second quarter of 2004, as compared to $3.3 million and $2.6 million, respectively, for the same period in 2003. The increase in interest income is primarily attributable to higher interest income from loans to managed properties. The increase in interest expense is primarily attributable to higher interest costs relating to the convertible notes and convertible senior notes.


INCOME TAX EXPENSE

Our tax expense during the second quarter of 2004 was $5 million (effective tax rate of 22.5%), as compared to a tax recovery of $0.9 million in the second quarter of 2003. The variation from our expected 24% tax rate is the result of certain items not being tax effected, including a portion of the unrealized foreign exchange gains and losses, since they will never be realized for tax purposes. In addition, stock option expense is not deductible for Canadian tax purposes and, as such, is not tax effected.


NET EARNINGS AND EARNINGS PER SHARE

Net earnings for the quarter ended June 30, 2004 were $17.3 million ($0.49 basic earnings per share and $0.46 diluted earnings per share), as compared to a net loss of $1.4 million ($0.04 basic and diluted loss per share) for the quarter ended June 30, 2003. For the three months ended June 30, 2004, diluted earnings per share was calculated using the number of shares equal to the weighted average number of Variable Multiple Voting Shares (3,832,172 shares; 2003 - 3,982,172 shares) and Limited Voting Shares (31,652,702 shares; 2003 - 30,931,770 shares) outstanding during the three months ended June 30, 2004, the number of Limited Voting Shares issuable at that date pursuant to outstanding options, calculated pursuant to the treasury stock method (1,494,286 shares; 2003 - nil shares), and the number of Limited Voting Shares into which our outstanding convertible notes issued in September 1999 and due 2029 could be converted (3,463,155 shares; 2003 - nil shares).


SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO SIX MONTHS ENDED JUNE 30, 2003

MANAGEMENT OPERATIONS

Management fee revenues (excluding reimbursed costs) increased 27.7%, or $16.3 million, to $74.9 million in the six months ended June 30, 2004, as compared to $58.6 million in the same period last year. This increase was the result of the improvement in revenues under management resulting from RevPAR and other revenue increases at the Core Hotels under management and an increase in fees from recently opened hotels.

Incentive fees increased 49.2% in the six months ended June 30, 2004, as compared to the same period in 2003, with 37 of the hotels and resorts under management accruing incentive fees in

2004, as compared to 31 during the same period last year. The increase in incentive fees was attributable to the improvement in gross operating profits at the properties under management in each of the geographic regions in which we operate.

General and administrative expenses (excluding reimbursed costs) increased to $22.3 million for the six months ended June 30, 2004 from $18.6 million for the same period in 2003. During the first half of 2004, costs related to new development and growth opportunities, including travel costs, increased approximately $1 million. It is expected that a significant portion of these costs, which relate to new management opportunities, will be allocated to the specific projects. In addition, during the first six months of 2004, as a result of the improved economic and business environment, we held several regional and company-wide management meetings, some of which had been postponed for the past three years. The cost of these meetings, together with management compensation relating to profit participation that was accrued during the first six months of 2004 and for which there was not similar entitlement in 2003, accounted for approximately $1.1 million of the increase.

As a result of the items described above, our management earnings before other operating items for the six months ended June 30, 2004 increased 31.4% to $52.6 million, as compared to $40.0 million for the six months ended June 30, 2003. Our management operations profit margin (excluding reimbursed costs) increased to 70.2% for the first six months of 2004, as compared to 68.2% for the same period last year.


OWNERSHIP AND CORPORATE OPERATIONS

Operating results from ownership and corporate operations before other operating items improved $7.2 million (38.5%) to a loss of $11.5 million in the six months ended June 30, 2004, as compared to a loss of $18.7 million for the same period in 2003.

RevPAR at The Pierre increased 23.2% primarily as a result of a 13.3 percentage point improvement in occupancy in the first half of 2004, as compared to the same period in 2003, reflecting higher travel demand in New York. As a result, the operating results at The Pierre improved $3.9 million in the first six months of 2004, as compared to the same period last year.

RevPAR at Four Seasons Hotel Vancouver increased 15.2% during the first six months of 2004, as compared to the same period in 2003. As a result, the operating results at that hotel improved $925,000 in the first six months of 2004, as compared to the same period last year.

As discussed above, since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments in 2004 have been limited to the cash flow generated by the hotel. This resulted in a decline of $3.1 million in the operating loss from Four Seasons Hotel Berlin in the first six months of 2004.

STOCK OPTION EXPENSE

Stock option expense for the six months ended June 30, 2004 was $907,000, as compared to $159,000 for the same period in 2003. Stock option expense is allocated between Management Operations ($401,000) and Ownership and Corporate Operations ($506,000).


OTHER INCOME (EXPENSE)

Other income for the six months ended June 30, 2004 was $1.3 million, as compared to an expense of $25 million for the same period in 2003.

Included in other income for the six months ended June 30, 2004 was a non-cash, unrealized $1.7 million foreign exchange gain, as compared to a $17.5 million foreign exchange loss for the same period in 2003.

Also included in other income for the six months ended June 30, 2004 were legal and other enforcement costs of $273,000 in connection with the disputes with the owners of Four Seasons hotels in Caracas and Seattle, as compared to costs of $7.5 million for the same period in 2003. The Seattle dispute was settled in July 2003. Although the dispute with the owner of the Caracas hotel is outstanding, future expenses associated with the Caracas dispute are not expected to be significant. These disputes are more fully described in the MD&A for the year ended December 31, 2003.


NET INTEREST INCOME

During the six months ended June 30, 2004, we had net interest income of $1.8 million, as compared to $1.3 million in the same period in 2003. Net interest income is a combination of $7.9 million in interest income and $6.1 million in interest expense in the first six months of 2004, as compared to $6.8 million and $5.5 million, respectively, for the same period in 2003. The increase in interest income is primarily attributable to higher interest income from loans to managed properties. The increase in interest expense is primarily attributable to higher interest costs relating to the convertible notes and convertible senior notes.


INCOME TAX EXPENSE

Our tax expense during the first six months of 2004 was $8.2 million (effective tax rate of 22.2%), as compared to a tax recovery of $599,000 in the same period in 2003. The variation from our expected 24% tax rate is the result of certain items not being tax effected, including a portion of the unrealized foreign exchange gains and losses, since they will never be realized for tax purposes. In addition, stock option expense is not deductible for Canadian tax purposes and, as such, is not tax effected.

NET EARNINGS AND EARNINGS PER SHARE

Net earnings for the six months ended June 30, 2004 were $28.8 million ($0.81 basic earnings per share and $0.78 diluted earnings per share), as compared to a net loss of $10.7 million ($0.31 basic and diluted loss per share) for the six months ended June 30, 2003. For the six months ended June 30, 2004, diluted earnings per share was calculated using the number of shares equal to the weighted average number of Variable Multiple Voting Shares (3,832,172 shares; 2003 - 3,982,172 shares) and Limited Voting Shares (31,553,977 shares; 2003 - 30,916,220 shares) outstanding during the six months ended June 30, 2004, the number of Limited Voting Shares issuable at that date pursuant to outstanding options, calculated pursuant to the treasury stock method (1,467,988 shares; 2003 - nil shares), and the number of Limited Voting Shares into which our outstanding convertible notes issued in September 1999 and due 2029 could be converted (3,463,155 shares; 2003 - nil shares).


LIQUIDITY AND CAPITAL RESOURCES

FINANCING ACTIVITIES

During the quarter, we issued US$250 million (principal amount) convertible senior notes. We intend to use the net proceeds from the sale of the convertible senior notes to repay outstanding indebtedness and for general corporate purposes, including the making of investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements. These convertible senior notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005) and will mature on July 30, 2024, unless earlier redeemed or repurchased. The convertible senior notes are convertible into Limited Voting Shares of Four Seasons Hotels Inc. at an initial conversion rate of 13.9581 shares per US$1,000 principal amount (equal to a conversion price of approximately US$71.64 per Limited Voting Share), subject to adjustments in certain events, only when (i) the closing price of the Limited Voting Shares measured over a specified number of trading days is more than 130% of the conversion price, (ii) the market price of a convertible senior note measured over a specified number of trading days is less than 95% of the closing sale price of the Limited Voting Shares into which they may be converted, (iii) we call the convertible senior notes for redemption, or (iv) specified corporate transactions or a "fundamental change" has occurred. Holders of the convertible senior notes will have the right to require us to purchase the convertible senior notes on July 30, 2009, July 30, 2014 and July 30, 2019 and in connection with certain events. Subject to conversion rights, we will have the right to redeem the convertible senior notes for their principal amount, plus any accrued and unpaid interest, beginning August 4, 2009.

In accordance with Canadian GAAP, the convertible senior notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of US$211.8 million, which was estimated based on the present value of a US$250 million bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the convertible senior notes).

In connection with the offering, we have entered into a five-year interest rate swap with an initial notional amount of US$211.8 million, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per year and pay interest at six-month LIBOR, in arrears, plus 0.4904%. At LIBOR of approximately 2.0% (the current six-month LIBOR), this swap arrangement results in a net effective interest rate of approximately minus 0.96% per year in respect of US$211.8 million of the principal amount of the convertible senior notes or a payment of approximately US$2.0 million to us. This arrangement will result in a net interest payment to us until LIBOR increases more than approximately 100 basis points from the current level. For accounting purposes, we treat the swap arrangement as a hedge of the interest related to the debt component of the convertible senior notes, which will result in an effective interest rate for accounting purposes of six-month LIBOR, in arrears, plus 0.4904%, which is the swap interest rate.

During 1999, we issued US$655.5 million principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were US$166 million. We are entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. Holders of the convertible notes have conversion rights, which they can exercise at any time before the maturity date or the date of redemption of the convertible notes, pursuant to which they can require us to issue to them 5.284 Limited Voting Shares for each US$1,000 principal amount of convertible notes. The holders of convertible notes also can require us to repurchase the convertible notes in September 2004 for an amount equal to the issue price plus accrued interest calculated at 4 1/2% per annum. This right is also available in September 2009 and September 2014. We have a choice of settling our obligation, in connection with the conversion or purchase of the convertible notes at the option of the holder, with cash or Limited Voting Shares.

As described above, we are entitled to redeem all or a portion of the convertible notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest (calculated at 4 1/2% per annum) to the date of purchase. We have determined that, absent significant changes in market circumstances, we will redeem all of the convertible notes that are outstanding on September 23, 2004 for cash, which would require a cash payment to the convertible note holders of approximately US$215.5 million, assuming that none of the holders exercised their right to convert their convertible notes before the redemption date. In accordance with Canadian GAAP, we allocate the consideration paid on extinguishment of the convertible notes to the liability and equity components based on their relative fair values at the date of the redemption. Depending on interest rates at the date of redemption, we expect to recognize a pre-tax accounting loss which could be in the range of $44 million to $14 million related to the debt component of the convertible notes (representing the difference between the carrying value of the debt component and the allocated relative fair value of the debt component - estimated as the present value of these zero-coupon bonds, yielding an assumed 25-year interest rate ranging from 7.5% to 8.5% per annum, compounding semi-annually). This loss will be recorded in the statement of operations. In addition, at the interest rates noted above, we expect to recognize a pre-tax accounting gain on the extinguishment of the equity component of the convertible notes which could be in the range of approximately $32 million to $2 million. The gain will be recorded directly in retained earnings. The amount of the gain and loss is extremely sensitive to interest rate changes. The expected net impact on retained earnings from the extinguishment of both the debt and equity components of the convertible notes would be a reduction of approximately $12 million, although the US to Canadian dollar exchange rates will affect the net impact.

During the second quarter of 2004, we finalized a committed bank credit facility of US$100 million which expires June 2005 and replaces credit facilities of US$212.5 million. We have agreed to maintain a minimum cash balance of at least $75 million in our account with the agent for the facility while any liabilities are owing under the facility. As at June 30, 2004, no amounts were borrowed under this credit facility. However, approximately US$14 million of letters of credit are currently issued under those facilities. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities, this bank credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

Primarily as a result of the completion of our offering of US$250 million (principal amount) of convertible senior notes during the second quarter of 2004 described above and including the $75 million described above, our cash and cash equivalents were $467.2 million as at June 30, 2004, as compared to $170.7 million as at December 31, 2003.

Long-term obligations (as determined under Canadian GAAP) increased from $120.1 million as at December 31, 2003 to $413.4 million as at June 30, 2004, primarily as a result of the issue of the convertible senior notes in the quarter, to accreted interest on our convertible notes (which were issued in September 1999 and due 2029) and foreign exchange translation.


CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

We have provided certain guarantees and have other commitments in connection with properties under our management totalling a maximum of $29.8 million. Other than the issuance of convertible senior notes issued in June 2004 and due 2024 as discussed above and any payments that may be made in respect of our outstanding convertible notes issued in September 1999 and due 2029 and funding relating to our management opportunities described under "Financing Activities" and "Investing/Divesting Activities", we do not anticipate any further material change in respect of these commitments over the remainder of the current year. These contractual obligations and other commitments are more fully described in the MD&A for the year ended December 31, 2003.


CASH FROM OPERATIONS

During the three months and six months ended June 30, 2004, we generated $28.7 million and $33.6 million, respectively, from operations, as compared to $15.1 million and $37.0 million, respectively, for the same periods in 2003.

The increase in cash from operations of $13.6 million in the second quarter of 2004 resulted primarily from an increase in cash contributed by management operations of $9.9 million, a decrease in cash used in ownership and corporate operations of $3.9 million and a decrease in legal and enforcement costs paid of $4 million, partially offset by an increase in working capital of $3.2 million, primarily relating to an increased accrual relating to the incentive fee improvement.

The decrease in cash from operations of $3.4 million in the first six months of 2004 resulted primarily from an increase in cash contributed by management operations of $12.9 million, a decrease in cash used in ownership and corporate operations of $7.6 million and a decrease in legal and enforcement costs paid of $5.1 million, partially offset by an increase in working capital of $27.5 million, primarily as a result of income tax refund received in the first half of 2003 and an increase in the accrual related to improved incentive fees.

INVESTING/DIVESTING ACTIVITIES

Part of our business strategy is to invest a portion of available cash to obtain management agreements or enhance existing management arrangements. These investments in, or advances in respect of or to owners of, properties are made where we believe that the overall economic return to Four Seasons justifies the investment or advance.

During the first six months of 2004, we funded $71 million in such management opportunities, including amounts advanced as loans receivable and investments in hotel partnerships such as Hampshire, Whistler and Palo Alto. This level of investment was consistent with our business plan, with the investments being made to secure new long-term management agreements or to enhance existing management arrangements.

In July 2004, we sold our 8% interest in Four Seasons Hotel Amman and our 100% interest in Four Seasons Resort Whistler (substantially all of which was acquired during the quarter). On a combined basis, we received proceeds of approximately $47 million, which approximated book value. We continue to manage the properties under long-term management contracts.

During the remaining six months of 2004, we expect to fund approximately $35 million in respect of investments in, or advances to, various projects, including additional funding in Palo Alto, properties in Washington and Geneva and the expansion of corporate office facilities.

OUTSTANDING SHARE DATA

--------------------------------------------------------------------------------
DESIGNATION                                                  OUTSTANDING AS AT
                                                              AUGUST 5, 2004
--------------------------------------------------------------------------------
Variable Multiple Voting Shares(a)                                   3,832,172
--------------------------------------------------------------------------------
Limited Voting Shares                                               31,853,658
--------------------------------------------------------------------------------
Options to acquire Limited Voting Shares:
--------------------------------------------------------------------------------
     Outstanding                                                     5,498,799
--------------------------------------------------------------------------------
     Exercisable                                                     2,822,751
--------------------------------------------------------------------------------
Convertible Notes issued September 1999 and due 2029(b)    US$214.2 million(c)
--------------------------------------------------------------------------------
Convertible Senior Notes issued June 2004 and due 2024(d)  US$250.6 million(e)
--------------------------------------------------------------------------------

a) Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

b) Subject to adjustment in certain circumstances, each US$1,000 principal amount of notes is convertible, at the option of the holder, into 5.284 Limited Voting Shares (3,463,155 Limited Voting Shares in aggregate). We have the right to acquire notes that are tendered for conversion for cash equal to the then fair market value of the underlying Limited Voting Shares.

c) This amount is equal to the issue price of the convertible notes issued September 1999 and due 2029 plus accrued interest calculated at 4.5% per annum.

d) Details on the convertible senior notes are more fully described under "Financing Activites".

e) This amount is equal to the issue price of the convertible senior notes issued June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.


LOOKING AHEAD

The MD&A for the year ended December 31, 2003 provided certain forward-looking information regarding our expectations for 2004.

Based on the travel trends that we experienced in the first and second quarter of 2004 and that we currently are observing, we expect RevPAR for worldwide Core Hotels in the third quarter to increase more than 10%, as compared to the same period last year. We expect that this improvement will result from occupancy and pricing improvements in all geographic regions in the third quarter of 2004.


CHANGES IN ACCOUNTING POLICIES

In December 2001, the Canadian Institute of Chartered Accountants ("CICA") issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts will mature during 2004. The foreign exchange gains on these contracts of $14.6 million, which were deferred prior to January 1, 2004, will be recognized throughout 2004 as an increase of fee revenues. Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The impact of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues was to decrease net earnings by $205,000 and $376,000, respectively, for the three months and six months ended June 30, 2004 and to increase receivables by $6.6 million and accounts payable and accrued liabilities by $7.2 million as at June 30, 2004.

As a result of adopting the CICA Section 1100, "Generally Accepted Accounting Principles", which was issued in 2003 and was effective for 2004, we began recording all reimbursed costs in revenue on a gross, rather than net, basis. These costs include marketing, reservations, and advertising charges, as well as the out-of-pocket expense charges, which we charge to properties under management on a cost recovery basis. For the second quarter of 2003, reimbursed costs have also been reclassified on a consistent basis and included in revenues.

Effective January 1, 2004, we also adopted the following  accounting  standards:
Accounting for Asset Retirement Obligations, Impairment of Long-Lived Assets, Revenue Recognition and Revenue Arrangements with Multiple Deliverables, all of which are more fully described in the MD&A for the year ended December 31, 2003. The application of these accounting treatments did not have a material impact on our interim financial statements. See also note 1 to the interim consolidated financial statements.


CRITICAL ACCOUNTING ESTIMATES

Under Canadian GAAP, we are required to make estimates when we account for and report assets, liabilities, revenues and expenses, and contingencies. We are also required to evaluate the estimates that we use.

We base our estimates on past experience and other factors that we believe are reasonable under the circumstances. Because this process of estimation involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

We believe the following critical accounting estimates are the more significant judgments and estimates used in the preparation of our consolidated financial statements.

RECOVERABILITY OF INVESTMENTS

Estimates are required to be used by management to assess the recoverability of our investments in long-term receivables, hotel partnerships and corporations, management contracts, and trademarks and trade names.

Long-term receivables are reviewed for impairment when significant events or circumstances occur, including, but not limited to, the following: changes in general economic trends, defaults in interest or principal payments, deterioration in a borrower's financial condition or creditworthiness (including severe losses in the current year or recent years), or a significant decline in the value of the security underlying a loan. We measure the impairment of long-term receivables based on the present value of expected future cash flows (discounted at the original effective interest rate) or the estimated fair value of the collateral. If an impairment exists, we establish a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply this impairment policy individually to all long-term receivables and do not aggregate long-term receivables for the purpose of applying this policy.

For investments in hotel partnerships and corporations, we determine if there is an impairment in value by reviewing periodic independent valuations and the undiscounted cash flows of the related property. In the event of a decline in value of the investment that is other than temporary, the investment is written down to its estimated recoverable amount.

Investments in management contracts and investments in trademarks and trade names are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of investments in management contracts or investments in trademarks and trade names may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the investment to estimated undiscounted future cash flows expected to be generated by the investment. If the carrying amount of the investment exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the investment exceeds its fair value.

Estimates of recoverable amounts and future cash flows are based on estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including competition from other hotels, changes in travel patterns, and other factors that affect the properties' gross operating revenue and profits. Estimates of recoverable amounts and future cash flows may also depend upon, among other things, periodic independent valuations, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of debt owed to us, owners' termination rights under the terms of the management agreements, disputes with owners, and other factors affecting the profitability and salability of the properties and our investments.

These assumptions, estimates and evaluations are subject to the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, estimates of recoverable amounts and future cash flows are subjective and may not ultimately be achieved. Should the underlying circumstances change, the estimated recoverable amounts and future cash flows could change by a material amount.

INCOME TAXES

We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in our consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

In measuring the amount of future income tax assets and liabilities, we are periodically required to develop estimates of the tax basis of assets and liabilities. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, changes in these estimates could occur that could materially affect the amounts of future income tax assets and liabilities recorded in our consolidated financial statements. For the year ended December 31, 2003, the most significant tax bases estimate that would be affected by differences in interpretation of tax laws was the accumulated net operating losses carried forward of $30.6 million.

For every material future tax asset, we evaluate the likelihood of whether some portion or all of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income and the pattern and timing of reversals of temporary timing differences that give rise to future tax assets and liabilities. If, based on the available evidence, we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, we record a valuation allowance against that asset. For the year ended December 31, 2003, the future income tax asset was $13.2 million, net of a valuation allowance of $3.0 million.


ADDITIONAL INFORMATION

Additional information about us (including our most recent annual information form, MD&A and our audited financial statements for the year ended December 31,
2003) is available on SEDAR at www.sedar.com.

-----------------------------------
1. Adjusted net earnings is equal to net earnings (loss) plus (i) foreign exchange loss, less (ii) foreign exchange gain, plus (iii) asset impairment charge, each tax-effected as applicable. Adjusted net earnings, as we calculate it, may not be comparable to adjusted net earnings used by other companies, which may be calculated differently. In addition, adjusted net earnings is not intended to represent net earnings as defined by Canadian GAAP and should not be considered an alternative to net earnings or any other measure of performance prescribed by Canadian GAAP. It is included because we believe it can assist in the period-over-period comparability of our financial performance.

     A reconciliation of net earnings (the nearest Canadian GAAP measure to adjusted net earnings) to adjusted net earnings is as follows:

                                                            THREE MONTHS ENDED             SIX MONTHS ENDED
     (UNAUDITED)                                                 JUNE 30,                      JUNE 30,
     (IN THOUSANDS OF DOLLARS)                           2004             2003            2004            2003
     --------------------------------------------------------------------------------------------------------------
     NET EARNINGS (LOSS)                             $    17,334     $      (1,414)  $     28,808      $   (10,702)
     ADJUSTMENTS:
         Foreign exchange loss (gain)                      2,969             9,235         (1,661)          17,502
         Net asset impairment charge*                         42             2,898            351            7,539
     TAX EFFECT OF ADJUSTMENTS                            (1,174)           (1,910)          (583)          (3,024)
                                                      -------------------------------------------------------------
     ADJUSTED NET EARNINGS                           $    19,171     $       8,809   $     26,915      $    11,315
                                                      =============================================================
     ADJUSTED BASIC EARNINGS PER SHARE               $      0.54     $        0.25   $       0.76      $      0.32
                                                      =============================================================
     ADJUSTED DILUTED EARNINGS PER SHARE             $      0.51     $        0.25   $       0.73      $      0.32
                                                      =============================================================
     *INCLUDES LEGAL AND ENFORCEMENT COSTS.

2. RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate per room occupied and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

3. The term "Core Hotels" means hotels and resorts under management for the full year of both 2004 and 2003. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Biltmore Resort (Santa Barbara), which is undergoing an extensive renovation program in 2004.

4. Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

5. The following table illustrates the impact of adopting the new accounting standard (CICA Section 1100 - "Generally Accepted Accounting Principles", as it relates to the reimbursement of out-of-pocket costs) on a pro forma basis in the quarters for 2003 as if the new standard was applicable during that time.

----------------------------------------------------------------------------------------------------------------------
                                                                                             2003
                                                                      ------------------------------------------------
                                                                          First      Second       Third     Fourth
(In thousands of dollars)                                                Quarter     Quarter     Quarter    Quarter
----------------------------------------------------------------------------------------------------------------------
Revenues:
----------------------------------------------------------------------------------------------------------------------
             Fee revenues                                                  $29,305     $29,351    $28,822     $33,052
----------------------------------------------------------------------------------------------------------------------
             Cost reimbursements previously included in fee revenues*        6,925       7,381      7,395       7,525
----------------------------------------------------------------------------------------------------------------------
             Additional cost reimbursements                                 11,526      11,190     10,469      12,892
----------------------------------------------------------------------------------------------------------------------
             Total revenues                                                 47,756      47,922     46,686      53,469
------------ ---------------------------------------------------------------------------------------------------------
Operating costs and expenses:
----------------------------------------------------------------------------------------------------------------------
             General and administrative expenses                             9,736       8,901      9,980      12,391
----------------------------------------------------------------------------------------------------------------------
             Reimbursed costs                                               18,451      18,571     17,864      20,417
----------------------------------------------------------------------------------------------------------------------
             Total expenses                                                 28,187      27,472     27,844      32,808
----------------------------------------------------------------------------------------------------------------------
Total earnings from Management operations before other operating           $19,569     $20,450    $18,842     $20,661
items
----------------------------------------------------------------------------------------------------------------------
       * Marketing and reservation fees were included in both fee revenues and general and administrative expenses in 2003 and earlier years.

6.   The management  operations profit margin represents  management  operations
     earnings  before  other  operating   items,  as  a  percent  of  management
     operations revenue, excluding reimbursed costs.

7.   Eight Quarter Summary:

----------------------- ----------------------- ------------------------ ---------------------- ----------------------
(In millions of
dollars except per
share amounts)              Second Quarter           First Quarter          Fourth Quarter          Third Quarter
----------------------- ----------------------- ------------------------ ---------------------- ----------------------
                               2004      2003(a)       2004       2003(a)     2003(a)     2002       2003(a)     2002
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
Consolidated revenues(b)   $97.0       $80.8       $75.3       $72.4       $87.9       $92.9      $72.6       $76.1
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
Earnings (loss)
before other
operating items:
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
  Management                30.1        20.5        22.5        19.6        20.7        21.6       18.8        15.5
  operations
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
  Ownership and             (1.7)       (5.5)       (9.7)       (13.2)      (2.0)       (4.6)      (9.4)       (6.6)
  corporate operations
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
Net earnings (loss):
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
  Total                    $17.3       $(1.4)      $11.5       $(9.3)      $11.7       $ 7.6      $4.4        $(12.3)
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
  Basic earnings           $0.49       $(0.04)     $0.33       $(0.27)     $0.33       $ 0.22     $0.13       $(0.35)
  (loss) per share(c)
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
  Diluted earnings         $0.46       $(0.04)     $0.31       $(0.27)     $0.32       $ 0.22     $0.12       $(0.35)
  (loss) per share(c)
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------

     a)  In December 2003, the CICA amended  Section 3870 of its Handbook to require  entities to account for employee stock options using the fair  value-based  method,  beginning  January 1, 2004. In accordance with one of the  transitional  alternatives permitted under amended Section 3870, in the fourth quarter of 2003 we prospectively  adopted the fair  value-based  method with respect to all employee stock options granted on or after January 1, 2003. Accordingly,  options granted prior to that date continue to be accounted for using the settlement  method,  and results for each of the quarters in 2002 have not been restated.  In accordance  with the new standard,  however,  the reported  results for the first three  quarters of 2003 are required to be restated. The prospective application of adopting the fair value-based method effective January 1, 2003

                                      -20-


         resulted in the following  restatements:  1st Quarter 2003-- no effect on net loss or basic and diluted loss per share; 2nd
         Quarter 2003-- increase in net loss of $0.1 million and no effect on basic and diluted loss per share;  3rd Quarter and 4th
         Quarter 2003-- in each quarter, a decrease in net earnings of $0.4 million and a decrease in basic and diluted earnings per share of $0.01 for each quarter.

     b)  As a result of adopting Section 1100,  "Generally  Accepted  Accounting  Principles",  which was issued by the CICA in July
         2003, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket  expenses in both revenues and expenses  instead of recording  certain  reimbursed costs as a "net" amount.  As a result of this change,  consolidated revenues have been restated as follows:  1st Quarter 2003 - increase of $11.3 million; 2nd Quarter 2003 - increase of $10.9 million;  3rd Quarter 2003 - increase of $10.3 million;  4th Quarter 2003 - increase of $12.6  million;  3rd Quarter 2002 -
         increase of $13.9 million; 4th Quarter 2002 - increase of $16.0 million.

     c)  Quarterly  computations of per share amounts are made independently on a quarter-by-quarter  basis and may not be identical to annual computations of per share amounts.

8. Included in ownership and corporate operations are the consolidated revenues and expenses from our 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin, distributions from other ownership interests in properties that Four Seasons manages and corporate overhead expenses related, in part, to these ownership interests.

                                      * * *

All dollar amounts referred to in this news release are Canadian dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

                                      * * *

This news release contains "forward-looking statements" within the meaning of federal securities laws, including RevPAR, profit margin and earnings trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our annual information form and management's discussions and analysis. Those risks and uncertainties include the rate and extent of the current economic recovery and the rate and extent of the lodging industry's recovery from the terrorist attacks of September 11, 2001 and subsequent terrorist attacks, Severe Acute Respiratory Syndrome (SARS), the civil unrest in Iraq and elsewhere, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                      * * *

We will hold a conference call to discuss the results today at 2:00 p.m. (Eastern Daylight Time).

To access the call dial:            1 (800) 291-5032 (U.S.A. and Canada)
                                    1 (416) 641-6700 (outside U.S.A. and Canada)

To access a replay of the call, which will be available for one week after the call, dial: 1 (800) 558-5253, Reservation Number 21202175.

A live web cast will also be available by visiting http://www.fourseasons.com/investor.
This web cast will be archived for one month following the call.

                                      * * *

With a history spanning four decades and a portfolio that extends worldwide, Four Seasons Hotels and Resorts is the world's leading operator of luxury hotels, currently managing 63 properties in 29 countries. Four Seasons Resort Whistler opened June 28, 2004, the company's first mountain resort in Canada. Four Seasons continues to grow, with more than 20 projects under construction or development in choice locations around the world. In the next several months, we are scheduled to open new properties in Hampshire, England; and Cairo at Nile Plaza, Egypt. Four Seasons consistently ranks high in global awards and accolades. In addition to having the most Mobil Five Star awards in the industry, Four Seasons was included in FORTUNE magazine's "100 Best Companies To Work For" for the seventh year in a row. We are also consistently highly ranked in readers' surveys in publications such as CONDE NAST TRAVELER, TRAVEL + LEISURE, INSTITUTIONAL INVESTOR, ANDREW HARPER'S HIDEAWAY REPORT, GALLIVANTER'S GUIDE and the ZAGAT SURVEY. Information on the company and its 43 years of achievement in the hospitality industry can be accessed through the Four Seasons Web site at www.fourseasons.com.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           THREE MONTHS ENDED                   SIX MONTHS ENDED
(UNAUDITED)                                                                     JUNE 30,                            JUNE 30,
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)                       2004             2003               2004              2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 (restated - note 1(a))       (restated - note 1(a))


CONSOLIDATED REVENUES (NOTE 5)                                       $ 96,953          $ 80,758        $    172,231       $ 153,118
                                                                      ==============================================================

MANAGEMENT OPERATIONS

REVENUES:
    Fee revenues                                                     $ 41,549          $ 29,351            $ 74,926       $  58,656
    Reimbursed costs (note 1(c))                                       18,517            18,571              34,752          37,022
                                                                      --------------------------------------------------------------
                                                                       60,066            47,922             109,678          95,678
                                                                      --------------------------------------------------------------
EXPENSES:
    General and administrative expenses                               (11,469)           (8,901)            (22,325)        (18,637)
    Reimbursed costs (note 1(c))                                      (18,517)          (18,571)            (34,752)        (37,022)
                                                                      --------------------------------------------------------------
                                                                      (29,986)          (27,472)            (57,077)       (55,659)
                                                                      --------------------------------------------------------------
                                                                       30,080            20,450              52,601          40,019
                                                                      --------------------------------------------------------------
OWNERSHIP AND CORPORATE OPERATIONS

REVENUES                                                               38,185            34,415              64,980          60,193
DISTRIBUTIONS FROM HOTEL INVESTMENTS                                      398                --                 398              --
EXPENSES:
    Cost of sales and expenses                                        (38,633)          (38,295)            (74,023)        (76,097)
    Fees to Management Operations                                      (1,696)           (1,579)             (2,825)         (2,753)
                                                                      --------------------------------------------------------------
                                                                       (1,746)           (5,459)            (11,470)        (18,657)
                                                                      --------------------------------------------------------------
EARNINGS BEFORE OTHER OPERATING ITEMS                                  28,334            14,991              41,131          21,362
DEPRECIATION AND AMORTIZATION                                          (3,619)           (4,064)             (7,244)         (7,774)
OTHER INCOME (EXPENSE), NET (NOTE 6)                                   (3,011)          (12,133)              1,310         (25,041)
                                                                      --------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                                        21,704            (1,206)             35,197         (11,453)
INTEREST INCOME, NET                                                      666               667               1,814           1,350
                                                                      --------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES                                    22,370              (539)             37,011         (10,103)
                                                                      --------------------------------------------------------------
INCOME TAX RECOVERY (EXPENSE):
    Current                                                            (4,366)           (1,759)             (7,154)            615
    Future                                                               (670)              884              (1,049)         (1,214)
                                                                      --------------------------------------------------------------
                                                                       (5,036)             (875)             (8,203)           (599)
                                                                      --------------------------------------------------------------
NET EARNINGS (LOSS)                                                  $ 17,334          $ (1,414)           $ 28,808       $ (10,702)
                                                                      ==============================================================
BASIC EARNINGS (LOSS) PER SHARE (NOTE 4)                             $   0.49          $  (0.04)           $   0.81       $   (0.31)
                                                                      ==============================================================

DILUTED EARNINGS (LOSS) PER SHARE (NOTE 4)                           $   0.46          $  (0.04)           $   0.78       $   (0.31)
                                                                      ==============================================================
See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS
                                                                                                 AS AT                As at
                                                                                                JUNE 30,           December 31,
(IN THOUSANDS OF DOLLARS)                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              (UNAUDITED)
ASSETS

CURRENT ASSETS:

    Cash and cash equivalents  (note 2)                                                     $      467,230       $     170,725
    Receivables (note 1(b))                                                                        104,452              88,636
    Inventory                                                                                        1,972               2,169
    Prepaid expenses                                                                                 5,026               3,780
                                                                                             ---------------------------------------
                                                                                                   578,680             265,310

LONG-TERM RECEIVABLES                                                                              222,888             197,635
INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS                                                 199,702             157,638
FIXED ASSETS                                                                                        73,513              75,789
INVESTMENT IN MANAGEMENT CONTRACTS                                                                 219,343             203,670
INVESTMENT IN TRADEMARKS AND TRADE NAMES                                                             5,662               5,757
FUTURE INCOME TAX ASSETS                                                                            12,181              13,230
OTHER ASSETS                                                                                        35,489              27,631
                                                                                             ---------------------------------------
                                                                                            $    1,347,458       $     946,660
                                                                                             =======================================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

    Accounts payable and accrued liabilities (note 1(b))                                    $       69,562       $      61,045
    Long-term obligations due within one year (notes 2 and 3)                                        2,531               2,587
                                                                                             ---------------------------------------
                                                                                                    72,093              63,632

LONG-TERM OBLIGATIONS (NOTES 2 AND 3)                                                              410,915             117,521
SHAREHOLDERS' EQUITY (NOTE 4):
    Capital stock                                                                                  340,722             329,274
    Convertible notes (note 3)                                                                     228,916             178,543
    Contributed surplus                                                                              6,436               5,529
    Retained earnings                                                                              292,705             265,754
    Equity adjustment from foreign currency translation                                             (4,329)            (13,593)
                                                                                             ---------------------------------------
                                                                                                   864,450             765,507
                                                                                             ---------------------------------------
                                                                                            $    1,347,458       $     946,660
                                                                                             =======================================
See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS

                                                                          THREE MONTHS ENDED                   SIX MONTHS ENDED
(UNAUDITED)                                                                    JUNE 30,                            JUNE 30,
(IN THOUSANDS OF DOLLARS)                                                2004             2003              2004             2003
------------------------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN) OPERATIONS:

MANAGEMENT OPERATIONS

EARNINGS BEFORE OTHER OPERATING ITEMS                            $      30,080     $     20,450       $     52,601     $    40,019
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                                     481              240                995             649
                                                                  ------------------------------------------------------------------

WORKING CAPITAL PROVIDED BY
 MANAGEMENT OPERATIONS                                                  30,561           20,690             53,596          40,668
                                                                  ------------------------------------------------------------------

OWNERSHIP AND CORPORATE OPERATIONS

LOSS BEFORE OTHER OPERATING ITEMS                                       (1,746)          (5,459)           (11,470)        (18,657)
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                                     288               82                506              91
                                                                  ------------------------------------------------------------------
WORKING CAPITAL USED IN
 OWNERSHIP AND CORPORATE OPERATIONS                                     (1,458)          (5,377)           (10,964)        (18,566)
                                                                  ------------------------------------------------------------------
                                                                        29,103           15,313             42,632          22,102

INTEREST RECEIVED, NET                                                   1,834            1,372              5,566           5,268
CURRENT INCOME TAX PAID                                                 (1,488)               -             (1,704)              -
CHANGE IN NON-CASH WORKING CAPITAL                                        (603)           2,639            (12,150)         15,382
OTHER                                                                     (124)          (4,172)              (713)         (5,782)
                                                                  ------------------------------------------------------------------
CASH PROVIDED BY OPERATIONS                                      $      28,722     $     15,152       $     33,631     $    36,970
                                                                  ==================================================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          THREE MONTHS ENDED                   SIX MONTHS ENDED
(UNAUDITED)                                                                    JUNE 30,                            JUNE 30,
(IN THOUSANDS OF DOLLARS)                                                2004             2003              2004            2003
------------------------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN):

OPERATIONS:                                                      $      28,722     $      15,152      $     33,631     $    36,970
                                                                  ------------------------------------------------------------------
FINANCING:
     Long-term obligations including
      current portion                                                      (98)              (72)               18             (30)
     Issuance of shares                                                  7,416             1,375            11,448           1,506
     Issuance of convertible notes (note 3(a))                         329,273                --           329,273              --
     Dividends paid                                                         --                --            (1,833)         (1,809)
                                                                  ------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING                                   336,591             1,303           338,906            (333)
                                                                  ------------------------------------------------------------------
CAPITAL INVESTMENTS:
     Increase in restricted cash (note 2)                              (75,000)               --           (75,000)             --
     Long-term receivables                                             (20,875)           (6,245)          (19,999)        (12,051)
     Hotel investments                                                 (37,329)            1,959           (38,607)         (6,409)
     Fixed assets                                                        1,890            (1,395)           (2,469)         (5,276)
     Investments in trademarks and trade
      names and management contracts                                   (11,468)             (440)          (11,835)           (656)
     Other assets                                                       (1,213)             (889)           (2,322)         (3,490)
                                                                  ------------------------------------------------------------------
CASH USED IN CAPITAL INVESTMENTS                                      (143,995)           (7,010)         (150,232)        (27,882)
                                                                  ------------------------------------------------------------------
INCREASE IN NET CASH AND CASH EQUIVALENTS                              221,318             9,445           222,305           8,755
DECREASE IN NET CASH AND CASH EQUIVALENTS
     DUE TO UNREALIZED FOREIGN EXCHANGE LOSS                            (3,357)          (10,707)             (800)        (20,853)
CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD                                               174,269           154,200           170,725         165,036
                                                                  ------------------------------------------------------------------
NET CASH AND CASH EQUIVALENTS, END OF PERIOD                     $     392,230     $     152,938      $    392,230     $   152,938
                                                                  ==================================================================

SUPPLEMENTAL DISCLOSURE OF NET CASH AND CASH EQUIVALENTS:
     Cash and Cash Equivalents                                   $     467,230     $     152,938      $    467,230     $   152,938
     Less restricted cash (note 2)                                     (75,000)               --           (75,000)             --
                                                                  ------------------------------------------------------------------
     Net cash and cash equivalents                               $     392,230     $     152,938      $    392,230     $   152,938
                                                                  ==================================================================
See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                                                             SIX MONTHS ENDED
(UNAUDITED)                                                                                      JUNE 30,
(IN THOUSANDS OF DOLLARS)                                                                  2004                 2003
-------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, BEGINNING OF PERIOD                                           $        265,754    $        264,016
NET EARNINGS (LOSS)                                                                        28,808             (10,702)
DIVIDENDS DECLARED                                                                         (1,857)             (1,813)
                                                                                  ---------------------------------------
RETAINED EARNINGS, END OF PERIOD                                                 $        292,705    $        251,501
                                                                                  =======================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
(IN THOUSANDS OF DOLLARS EXCEPT SHARE AMOUNTS)
--------------------------------------------------------------------------------
In these interim consolidated financial statements, the words "we", "us", "our", and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2003.

1. SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2003, except as disclosed below:

(a) STOCK-BASED  COMPENSATION AND OTHER STOCK-BASED  PAYMENTS:
    In December 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended
    Section 3870, we prospectively adopted in December 2003 the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method. The prospective application of adopting the fair value-based method effective January 1, 2003 has been applied retroactively in our consolidated financial statements, and amounts for the three months and six months ended June 30, 2003 have been restated. The impact of this change for the three months and six months ended June 30, 2004 was to decrease net earnings by $494 and $907, respectively (2003 - $144 and $159, respectively), and to decrease basic earnings per share by $0.01 and $0.03, respectively (2003 - increase basic loss per share by nil and $0.01, respectively), and to decrease diluted earnings per share by $0.01 and $0.02, respectively (2003 - increase diluted loss per share by nil and $0.01, respectively).

    The fair value of stock options granted in the three months and six months ended June 30, 2004 has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 3.86% to 4.39% and 2.96% to 4.39%, respectively (2003 - 4.44%
    to 4.46% and 4.44% to 5.02%, respectively); semi-annual dividend per Limited Voting Share of $0.055 for both periods (2003 - $0.055 for both periods); volatility factor of the expected market price of our Limited Voting Shares of 28% and ranging from 28% to 30%, respectively (2003 - 32% for both periods); and expected lives of the options in 2004 and 2003 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the three months and six months ended June 30, 2004, the weighted average fair value of the options at the grant dates was $24.85 and $25.35, respectively (2003 - $18.95 and $18.00, respectively). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period.

    Section 3870 requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months and six months ended June 30, 2004 and 2003, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings (loss) and basic and diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

    (Unaudited)                                                        THREE MONTHS ENDED                     SIX MONTHS ENDED
    (In thousands of dollars                                                JUNE 30,                              JUNE 30,
    except per share amounts)                                         2004             2003                2004              2003
------------------------------------------------------------------------------------------------------------------------------------
    Stock option expense included
     in compensation expense                                 $       (494)      $     (144)       $       (907)       $     (159)
                                                              ======================================================================
    Net earnings (loss), as reported                         $     17,334       $   (1,414)       $     28,808        $  (10,702)
    Additional expense that would have been
     recorded if all outstanding stock options
     granted during 2002 had been expensed                           (853)            (863)             (1,712)           (1,725)
                                                              ----------------------------------------------------------------------
    Pro forma net earnings (loss)                            $     16,481       $   (2,277)       $     27,096        $  (12,427)
                                                              ----------------------------------------------------------------------
    Earnings (loss) per share:
     Basic, as reported                                      $       0.49       $    (0.04)       $       0.81        $    (0.31)
     Basic, pro forma                                                0.46            (0.07)               0.77             (0.36)
     Diluted, as reported                                            0.46            (0.04)               0.78             (0.31)
     Diluted, pro forma                                              0.44            (0.07)               0.74             (0.36)
                                                              ----------------------------------------------------------------------

(b) HEDGING  RELATIONSHIPS:
    In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts will mature during 2004. The foreign exchange gains on these contracts of $14,552, which were deferred prior to January 1, 2004, are being recognized in 2004 as an increase of fee revenues over the course of the year. Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The impact of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues was to decrease net earnings by $205 and $376, respectively, for the three months and six months ended June 30, 2004 and to increase receivables by $6,631 and accounts payable and accrued liabilities by $7,165 as at June 30, 2004.

    In June 2004, we entered into an interest rate swap agreement that we have designated as a fair value hedge of the convertible notes issued in the same month (note 3(a)).

(c) REIMBURSED COSTS:
    As a result of adopting Section 1100, "Generally Accepted Accounting Principles", which was issued by the CICA in July 2003, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a "net" amount. The change in the accounting treatment of reimbursed costs resulted in an increase of both revenues and expenses for the three months and six months ended June 30, 2004 of $10,291 and $19,213, respectively (2003 - $11,190 and $22,716, respectively), but did not have an impact on net earnings. In addition, for the three months and six months ended June 30, 2003, each of fee revenues and general and administrative expenses included certain other reimbursed costs of $7,381 and $14,306, respectively. These have been reclassified to reimbursed costs in both revenues and expenses to conform with the financial statement presentation adopted in 2004.

(d) IMPAIRMENT OF LONG-LIVED ASSETS:
    In December 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets". This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, "Property, Plant and Equipment". In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The implementation of Section 3063, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and six months ended June 30, 2004.

(e) ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS:
    In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement Obligations". Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The implementation of Section 3110, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and six months ended June 30, 2004.

(f) REVENUE RECOGNITION:
    In December 2003, the Emerging Issues Committee ("EIC") of the CICA issued Abstract EIC-141, "Revenue Recognition", which provides revenue recognition guidance. The implementation of EIC-141, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and six months ended June 30, 2004.

(g) REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES:
    In December 2003, the EIC issued Abstract EIC-142, "Revenue Arrangements with Multiple Deliverables", which addresses accounting for arrangements, entered into after December 31, 2003, where an enterprise will perform multiple revenue generating activities. The implementation of EIC-142 did not have an impact on our consolidated financial statements for the three months and six months ended June 30, 2004.

2. BANK CREDIT FACILITY:

In June 2004, we finalized a committed bank credit facility of US$100,000, which expires in June 2005 and replaces bank credit facilities of US$212,500. As at June 30, 2004, no amounts were borrowed under this credit facility. However, approximately US$14,000 of letters of credit are currently issued under this credit facility. No amounts have been drawn under these letters of credit. We have agreed to maintain a minimum cash balance of at least $75,000 in our account with the agent for the facility while any liabilities are owing under this facility. As at June 30, 2004, cash and cash equivalents includes this $75,000 of restricted cash.

3. LONG-TERM OBLIGATIONS:

                                                                                           AS AT                     As at
                                                                                         JUNE 30,                December 31,
(In thousands of dollars)                                                                  2004                      2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       (UNAUDITED)

Convertible notes, issued in 2004 (a)                                          $        284,155              $             --
Convertible notes, issued in 1999 (b)                                                    95,397                        88,029
Accrued benefit liability and other obligations                                          33,894                        32,079
                                                                                ----------------------------------------------------

                                                                                        413,446                       120,108

Less amounts due within one year                                                         (2,531)                       (2,587)
                                                                                ----------------------------------------------------
                                                                               $        410,915              $        117,521
                                                                                ====================================================


(a) In June 2004, we issued US$250,000 (principal amount) convertible senior notes. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were approximately US$241,250. These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005), and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into Limited Voting Shares of Four Seasons Hotels Inc. at an initial conversion rate of 13.9581 shares per each one thousand US dollar principal amount (equal to a conversion price of approximately US$71.64 per Limited Voting Share), subject to adjustments in certain events, only when (i) the closing price of the Limited Voting Shares measured over a specified number of trading days is more than 130% of the conversion price, (ii) the market price of a note measured over a specified number of trading days is less than 95% of the closing sale price of the Limited Voting Shares into which they may be converted, (iii) we call the notes for redemption, or (iv) certain corporate transactions or a "fundamental change" has occurred. In connection with a "fundamental change" on or prior to July 30, 2009, on conversion holders of notes will be entitled to receive additional Limited Voting Shares having a value equal to the aggregate of the make whole premium they would have received if the notes were purchased plus an amount equal to any accrued but unpaid interest. We may choose to settle conversion (including any make whole premium) in Limited Voting Shares, cash or a combination of Limited Voting Shares and cash (at our option).

    On or after August 4, 2009, we may (at our option) redeem all or a portion of the notes, in whole or in part, for cash at 100% of their principal amount, plus any accrued and unpaid interest. On each of July 30, 2009, 2014 and 2019, holders may require us to purchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest. We will pay cash for any notes so purchased on July 30, 2009. Repurchases made on July 30, 2014 and July 30, 2019, may be made (at our option) in cash, Limited Voting Shares or a combination of cash and Limited Voting Shares. Upon the occurrence of certain designated events, we will be required to make an offer to purchase the notes at 100% of their principal amount plus any accrued and unpaid interest, and, in the case of a "fundamental change" that is also a "change of control" occurring on or before July 30, 2009, we also will pay a make whole premium. We may choose to pay the purchase price (including any make whole premium) for notes in respect of which our offer is accepted in (at our option) cash, Limited Voting Shares, securities of the surviving entity (if Four Seasons Hotels Inc. is not the surviving corporation), or a combination of cash and shares or securities.

    In accordance with Canadian GAAP, the notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of US$211,754, which was estimated based on the present value of a US$250,000 bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $288,918 (US$211,754) to long-term obligations and $50,373 to shareholders' equity. The offering expenses and underwriters' commission of approximately $10,018 relating to the debt component, are recorded in other assets. The debt component of the notes will increase for accounting purposes at the compounded interest rate of 5.33%, less the coupon paid of 1.875% per annum.

    In connection with the offering, we have entered into an interest rate swap agreement to July 30, 2009 with an initial notional amount of US$211,754, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR in arrears plus 0.4904%. We have designated the interest rate swap as a fair value hedge of the notes. As a result, we are accounting for the payments under the interest rate swap on an accrual basis, which results in an effective interest rate (for accounting purposes) on the hedged notes of six-month LIBOR in arrears plus 0.4904%.

(b) During 1999, we issued US$655,519 principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172,500. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were US$166,000. As at June 30, 2004, our consolidated balance sheet includes $95,397 (US$71,170) of convertible notes in long-term obligations and $178,543 of convertible notes in shareholders' equity. We are entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. Holders of the notes have conversion rights, which they can exercise at any time before the maturity date or date of redemption of the notes, pursuant to which they can require us to issue to them 5.284 Limited Voting Shares for each one thousand US dollar principal amount of notes. The holders of notes also can require us to repurchase the notes in September 2004 for an amount equal to the issue price plus accrued interest calculated at 4 1/2% per annum. This right is also available in September 2009 and September 2014. We have a choice of settling our obligation, in connection with the conversion or purchase of the notes at the option of the holder, with cash or Limited Voting Shares.

    As described above, we are entitled to redeem all or a portion of the convertible notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest (calculated at 4 1/2% per annum) to the date of purchase. A cash redemption on September 23, 2004 of all the outstanding convertible notes would require a cash payment to the convertible note holders of approximately US$215,500, assuming that none of the holders exercised their right to convert their convertible notes before the redemption date. In accordance with Canadian GAAP, we allocate the consideration paid on extinguishment of the convertible notes to the liability and equity components based on their relative fair values at the date of the redemption. Depending on interest rates at the date of redemption, we expect to recognize a pre-tax accounting loss which could be in the range of $44,000 to $14,000 related to the debt component of the convertible notes (representing the difference between the carrying value of the debt component and the allocated relative fair value of the debt component - estimated as the present value of these zero-coupon bonds, yielding an assumed 25-year interest rate ranging from 7.5% to 8.5% per annum, compounding semi-annually). This loss will be recorded in the statement of operations. In addition, at the interest rates noted above, we expect to recognize a pre-tax accounting gain on the extinguishment of the equity component of the convertible notes which could be in the range of approximately $32,000 to $2,000. The gain will be recorded directly in retained earnings. The amount of the gain and loss is extremely sensitive to interest rate changes. The expected net impact on retained earnings from the extinguishment of both the debt and equity components of the convertible notes would be a reduction of approximately $12,000, although the US to Canadian dollar exchange rates will affect the net impact.

4. Shareholders' equity:

As at June 30, 2004, we have outstanding Variable Multiple Voting Shares ("VMVS") of 3,832,172, outstanding Limited Voting Shares ("LVS") of 31,840,458 and outstanding stock options of 5,498,399 (weighted average exercise price of $56.19).

A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic earnings (loss) per share and diluted earnings
(loss) per share is as follows:

                                                                                      THREE MONTHS ENDED
(UNAUDITED)                                                                                  JUNE 30,
(IN THOUSANDS OF DOLLARS)                                                   2004                               2003
------------------------------------------------------------------------------------------------------------------------------------
                                                               NET EARNINGS        SHARES           Net loss          Shares
------------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS)                                   $         17,334       35,484,874     $      (1,414)       34,913,942
EFFECT OF ASSUMED DILUTIVE CONVERSIONS:
     STOCK OPTION PLAN                                                  --         1,494,286                --                --
     CONVERTIBLE NOTES (ISSUED IN 1999)                               1,343        3,463,155                --                --
------------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS) AND ASSUMED
        DILUTIVE CONVERSIONS                               $         18,677       40,442,315     $      (1,414)       34,913,942
====================================================================================================================================

                                                                                       SIX MONTHS ENDED
(UNAUDITED)                                                                                  JUNE 30,
(IN THOUSANDS OF DOLLARS)                                                   2004                               2003
------------------------------------------------------------------------------------------------------------------------------------
                                                               NET EARNINGS        SHARES           Net loss          Shares
------------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS)                                   $         28,808       35,386,149     $     (10,702)       34,898,392
EFFECT OF ASSUMED DILUTIVE CONVERSIONS:
     STOCK OPTION PLAN                                                  --         1,467,988                --                --
     CONVERTIBLE NOTES  (ISSUED IN 1999)                              2,647        3,463,155                --                --
------------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE:
     NET EARNINGS (LOSS) AND ASSUMED
        DILUTIVE CONVERSIONS                               $         31,455       40,317,292     $     (10,702)       34,898,392
====================================================================================================================================

The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 858,196 and 1,015,916 stock options to LVS, under our stock option plan, during the three months and six months ended June 30, 2004, respectively (2003 - 6,072,700 and 6,072,700 stock options, respectively), as the inclusion of these conversions resulted in an anti-dilutive effect. In addition, the dilution relating to the conversion of our convertible notes (issued in 1999) (note 3(b)) to 3,463,155 LVS, by application of the "if-converted method", has been excluded from the calculation for 2003 as the inclusion of this conversion resulted in an anti-dilutive effect for the three months and six months ended June 30, 2003. There was no dilution relating to the convertible notes issued in 2004 (note 3(a)) as the contingent conversion price was not reached during the period.

5. Consolidated revenues:

Consolidated revenues for Four Seasons Hotels Inc. comprise revenues from Management Operations, revenues from Ownership and Corporate Operations and distributions from hotel investments, less fees from Ownership and Corporate Operations to Management Operations.

6. OTHER INCOME (EXPENSE), NET:

Included in other income (expense), net for the three months and six months ended June 30, 2004 is a net foreign exchange loss of $2,969 and a net foreign exchange gain of $1,661, respectively (2003 - net foreign exchange loss of $9,235 and $17,502, respectively) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our foreign self-sustaining subsidiaries.

Also included in other income (expense), net for the three months and six months ended June 30, 2004 are legal and enforcement costs of $56 and $273, respectively (2003 - $2,889 and $7,500, respectively), in connection with the disputes with the owners of the Four Seasons hotels in Caracas and Seattle.

7. PENSION BENEFIT EXPENSE:

The pension benefit expense, after allocation to managed properties, for the three months and six months ended June 30, 2004 was $760 and $1,517, respectively (2003 - $704 and $1,366, respectively).

8. SEASONALITY:

Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March compared to the remainder of the year. Typically, the first quarter is the weakest quarter and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter. As a result, ownership operations typically incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to our resorts in the period.

9. SUBSEQUENT EVENTS:

(a) In July 2004, we sold our 8% interest in Four Seasons Hotel Amman and our 100% interest in Four Seasons Resort Whistler (substantially all of which was acquired during the three months ended June 30, 2004). On a combined basis, we received proceeds of approximately $47,000, which approximated book value. We continue to manage the properties under long-term management contracts.

(b) We have been given notice of termination of the lease of Four Seasons Hotel Berlin by the landlord. Based on the terms of the new lease entered into by the landlord, as disclosed to us by the landlord, we will not exercise our right of first offer in respect of the lease and, as a result, we will likely cease managing the hotel before the end of 2004. The termination of the lease will result in the write-off of the net book value of our investment in the hotel of approximately $1,000.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS<F1>

                                                                         THREE MONTHS ENDED
                                                                              JUNE 30,
(UNAUDITED)                                                            2004             2003             Variance
--------------------------------------------------------------------------------------------------------------------
WORLDWIDE
         No. of Properties                                                51                51               --
         No. of Rooms                                                 13,460            13,460               --
         Occupancy<F2>                                                 69.8%             56.9%            12.9%
         ADR<F3>      - in US dollars                                   $329              $303             8.5%
         RevPAR<F4>   - in US dollars                                   $216              $176            22.7%
         Gross operating margin<F5>                                    31.2%             27.4%             3.8%
UNITED STATES
         No. of Properties                                                21                21               --
         No. of Rooms                                                  6,587             6,587               --
         Occupancy<F2>                                                 72.8%             70.4%             2.4%
         ADR<F3>      - in US dollars                                   $342              $326             4.9%
         RevPAR<F4>   - in US dollars                                   $250              $231             8.1%
         Gross operating margin<F5>                                    28.4%             28.9%           (0.5%)
OTHER AMERICAS/CARIBBEAN
         No. of Properties                                                 7                 7               --
         No. of Rooms                                                  1,534              1534               --
         Occupancy<F2>                                                 66.9%             51.1%            15.8%
         ADR<F3>      - in US dollars                                   $283              $270             4.8%
         RevPAR<F4>   - in US dollars                                   $178              $136            30.9%
         Gross operating margin<F5>                                    31.2%             24.9%             6.3%
EUROPE
         No. of Properties                                                 8                 8               --
         No. of Rooms                                                  1,535             1,535               --
         Occupancy<F2>                                                 66.3%             58.1%             8.2%
         ADR<F3>      - in US dollars                                   $520              $451            15.4%
         RevPAR<F4>   - in US dollars                                   $356              $272            30.9%
         Gross operating margin<F5>                                    38.4%             34.2%             4.2%
MIDDLE EAST
         No. of Properties                                                 3                 3               --
         No. of Rooms                                                    598               598               --
         Occupancy<F2>                                                 69.5%             36.4%            33.1%
         ADR<F3>      - in US dollars                                   $172              $151            13.9%
         RevPAR<F4>   - in US dollars                                   $120               $57           111.4%
         Gross operating margin<F5>                                    46.9%             20.3%            26.6%
ASIA/PACIFIC
         No. of Properties                                                12                12               --
         No. of Rooms                                                  3,206             3,206               --
         Occupancy<F2>                                                 66.7%             35.5%            31.2%
         ADR<F3>      - in US dollars                                   $243              $220            10.2%
         RevPAR<F4>   - in US dollars                                   $117               $60            96.7%
         Gross operating margin<F5>                                    31.4%             12.7%            18.7%

------------------------------------------------------------------------------

<F1>
         The term "Core Hotels" means hotels and resorts under  management  for the full year of both 2004 and 2003.  However,  if a
         "Core Hotel" has undergone or is undergoing an extensive  renovation  program in one of those years that materially affects the  operation  of the property in that year,  it ceases to be included as a "Core Hotel" in either year.  Changes from the
         2003/2002  Core Hotels are the additions of Four Seasons  Hotel Amman,  Four Seasons  Resort Sharm el Sheikh,  Four Seasons
         Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Biltmore Resort (Santa Barbara), which is undergoing an extensive renovation program in 2004.
<F2>
         Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
<F3>
         ADR is defined as average daily room rate.
<F4>
         RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and  resorts  and  represents  the  combination  of the average  daily room rate per room  occupied  and the average occupancy rate achieved during the period.  RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort.  We report  RevPAR as it is the most  commonly  used  measure in the lodging  industry to measure the period-over-period performance of comparable properties.
<F5>
         Gross operating margin represents gross operating profit as a percent of gross operating revenue.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS<F1>

                                                                          SIX MONTHS ENDED
                                                                              JUNE 30,
(UNAUDITED)                                                            2004             2003             Variance
--------------------------------------------------------------------------------------------------------------------
WORLDWIDE
         No. of Properties                                                51                51               --
         No. of Rooms                                                 13,460            13,460               --
         Occupancy<F2>                                                 67.3%             58.7%             8.6%
         ADR<F3>      - in US dollars                                   $332              $309             7.3%
         RevPAR<F4>   - in US dollars                                   $210              $177            18.4%
         Gross operating margin<F5>                                    29.7%             26.1%             3.6%
UNITED STATES
         No. of Properties                                                21                21               --
         No. of Rooms                                                  6,587             6,587               --
         Occupancy<F2>                                                 70.4%             67.7%             2.7%
         ADR<F3>      - in US dollars                                   $345              $331             4.1%
         RevPAR<F4>   - in US dollars                                   $242              $224             8.3%
         Gross operating margin<F5>                                    26.4%             26.1%             0.3%
OTHER AMERICAS/CARIBBEAN
         No. of Properties                                                 7                 7               --
         No. of Rooms                                                  1,534             1,534               --
         Occupancy<F2>                                                 63.3%             52.4%            10.9%
         ADR<F3>      - in US dollars                                   $315              $298             5.6%
         RevPAR<F4>   - in US dollars                                   $192              $154            25.0%
         Gross operating margin<F5>                                    33.8%             28.1%             5.7%
EUROPE
         No. of Properties                                                 8                 8               --
         No. of Rooms                                                  1,535            1,535                --
         Occupancy<F2>                                                 61.9%             54.5%             7.4%
         ADR<F3>      - in US dollars                                   $490              $425            15.4%
         RevPAR<F4>   - in US dollars                                   $315              $243            29.3%
         Gross operating margin<F5>                                    33.5%             28.9%             4.6%
MIDDLE EAST
         No. of Properties                                                 3                 3               --
         No. of Rooms                                                    598              598                --
         Occupancy<F2>                                                 69.6%             37.1%            32.5%
         ADR<F3>      - in US dollars                                   $173              $161             7.8%
         RevPAR<F4>   - in US dollars                                   $122               $64            91.0%
         Gross operating margin<F5>                                    48.0%             20.6%            27.4%
ASIA/PACIFIC
         No. of Properties                                                12                12               --
         No. of Rooms                                                  3,206             3,206               --
         Occupancy<F2>                                                 65.2%             49.1%            16.1%
         ADR<F3>      - in US dollars                                   $252              $237             6.5%
         RevPAR<F4>   - in US dollars                                   $119               $82            44.4%
         Gross operating margin<F5>                                    32.2%             22.2%            10.0%

------------------------------------------------------------------------------

<F1>
         The term "Core Hotels" means hotels and resorts under  management  for the full year of both 2004 and 2003.  However,  if a
         "Core Hotel" has undergone or is undergoing an extensive  renovation  program in one of those years that materially affects the  operation  of the property in that year,  it ceases to be included as a "Core Hotel" in either year.  Changes from the
         2003/2002  Core Hotels are the additions of Four Seasons  Hotel Amman,  Four Seasons  Resort Sharm el Sheikh,  Four Seasons
         Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Biltmore Resort (Santa Barbara), which is undergoing an extensive renovation program in 2004.
<F2>
         Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
<F3>
         ADR is defined as average daily room rate.
<F4>
         RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and  resorts  and  represents  the  combination  of the average  daily room rate per room  occupied  and the average occupancy rate achieved during the period.  RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort.  We report  RevPAR as it is the most  commonly  used  measure in the lodging  industry to measure the period-over-period performance of comparable properties.
<F5>
         Gross operating margin represents gross operating profit as a percent of gross operating revenue.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - ALL MANAGED HOTELS

                                                                               AS AT
                                                                              JUNE 30,
(UNAUDITED)                                                              2004           2003          Variance
-------------------------------------------------------------------------------------------------------------------

WORLDWIDE
         No. of Properties                                                    63             58              5
         No. of Rooms                                                     16,203         15,648            555

UNITED STATES
         No. of Properties                                                    24             23              1
         No. of Rooms                                                      7,145          7,250           (105)

OTHER AMERICAS/CARIBBEAN
         No. of Properties                                                    10              8              2
         No. of Rooms                                                      2,112          1,746            366

EUROPE
         No. of Properties                                                    11              9              2
         No. of Rooms                                                      1,990          1,696            294

MIDDLE EAST
         No. of Properties                                                     4              4             --
         No. of Rooms                                                        847            847             --

ASIA/PACIFIC
         No. of Properties                                                    14             14             --
         No. of Rooms                                                      4,109          4,109             --







FOUR SEASONS HOTELS INC.

REVENUES UNDER MANAGEMENT - ALL MANAGED HOTELS

                                                                      THREE MONTHS ENDED                SIX MONTHS ENDED
(UNAUDITED)                                                                 JUNE 30,                        JUNE 30,
(IN THOUSANDS OF DOLLARS)                                            2004             2003            2004             2003
------------------------------------------------------------------------------------------------------------------------------------
REVENUES UNDER MANAGEMENT<F1>                                    $ 776,939         $ 631,892     $ 1,475,650      $ 1,291,140
                                                                  ==================================================================
------------------------

<F1>
         Revenues under management  consist of rooms, food and beverage,  telephone and other revenues of all the hotels and resorts which we manage.  Approximately  65% of the fee  revenues  (excluding  reimbursed  costs) we earned  were  calculated  as a percentage of the total revenues under management of all hotels and resorts.

FOUR SEASONS HOTELS INC.

SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR
IN ADVANCED STAGES OF DEVELOPMENT

HOTEL/RESORT/RESIDENCE CLUB AND LOCATION<F1>,<F2>                  APPROXIMATE
                                                                 NUMBER OF ROOMS
SCHEDULED 2004/2005 OPENINGS
Four Seasons Hotel Beijing, China                                     325
Four Seasons Hotel Cairo at Nile Plaza, Egypt*                        375
Four Seasons Hotel Damascus, Syria                                    300
Four Seasons Hotel Doha, Qatar                                        235
Four Seasons Hotel Hampshire, England                                 135
Four Seasons Hotel Hong Kong, Hong Kong*                              390
Four Seasons Resort Lanai at Koele, HI, USA                           100
Four Seasons Resort Lanai at Manele Bay, HI, USA                      250
Four Seasons Resort Langkawi, Malaysia                                 90
Four Seasons Hotel Palo Alto, CA, USA                                 200
Four Seasons Private Residences Whistler, B.C., Canada                 35

BEYOND 2005
Four Seasons Hotel Alexandria, Egypt*                                 120
Four Seasons Hotel Baltimore, MD, USA*                                200
Four Seasons Hotel Beirut, Lebanon                                    230
Four Seasons Resort Bora Bora, French Polynesia                       100
Four Seasons Hotel Florence, Italy                                    115
Four Seasons Hotel Geneva, Switzerland                                100
Four Seasons Hotel Istanbul at the Bosphorus, Turkey                  170
Four Seasons Hotel Kuwait City, Kuwait                                225
Four Seasons Hotel Mumbai, India                                      200
Four Seasons Resort Puerto Rico, Puerto Rico*                         250
Four Seasons Residence Club Punta Mita, Mexico                         35

* Expected to include a residential component.

------------------------

<F1>
         Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project.  The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is  scheduled to open near the end of a year,  there is a greater  possibility  that the year of opening  could be changed.  The process and risks  associated  with the  management of new properties are dealt with in greater detail in our
         2003 Annual Report.
<F2>
         We have made an investment in Orlando,  in which we expect to include a Four Seasons  Residence  Club and/or a Four Seasons
         branded residential component.  The financing for this project has not yet been completed and therefore a scheduled opening date  cannot be  established  at this  time.  We have also made an  investment  in Sedona at Seven  Canyons  in  Arizona in connection with a potential Residence Club. The developer is working on a plan to finalize that project,  however, there is no  certainty  that it will come to fruition as a Four  Seasons  property  or the  potential  impact of those plans on Four
         Seasons' investment.